UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LUNA INNOVATIONS INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

550351100

(CUSIP Number of Common Stock Underlying Class of Securities)

Talfourd H. Kemper, Jr.

Vice President and General Counsel

1 Riverside Circle, Suite 400

Roanoke, VA 24016

(540) 769-8400

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copy to

Darren K. DeStefano

Brian F. Leaf

Cooley LLP

One Freedom Square

Reston Town Center

11951 Freedom Drive

Reston, Virginia 20190-5656

(703) 456-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$759,690	$54.17

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 874,772 shares of the issuer’s common stock and had an aggregate value of $759,690 as of August 31, 2010, calculated based on a Black-Scholes option pricing model.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the aggregate amount of the Transaction Valuation (or .0000713 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.

Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet—Overview” and “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated September 20, 2010 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The issuer is Luna Innovations Incorporated, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 1 Riverside Circle, Suite 400, Roanoke Virginia 24016 and the telephone number of its principal executive offices is (540) 769-8400.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”). An option will be eligible for exchange (an “Eligible Option”) if it was granted under the Company’s Amended and Restated 2006 Equity Incentive Plan (the “2006 Plan”) and has an exercise price per share equal to or greater than the greater of:

•	$2.75,

•	the closing price of the Common Stock as reported on the NASDAQ Capital Market (“NASDAQ”) on the expiration date of the Exchange Offer, or

•	125% of the average closing price of the Common Stock as reported on NASDAQ for the 60-day period ending on the expiration date of the Exchange Offer.

However, if the closing price of the Common Stock on the expiration date of the Exchange Offer is equal to or greater than $5.00 per share, the Exchange Offer will automatically, without further action by the Company or its board of directors, terminate and no options would be eligible or accepted for exchange. Optionholders tendering Eligible Options will receive in exchange new options to purchase a reduced number of shares of Common Stock to be granted under the 2006 Plan (the “New Options”). This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet—Overview,” “Summary Term Sheet—Questions and Answers,” Section 1 (“Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning Us; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

(b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The 2006 Plan and related option agreements included with the Exchange Offer and attached hereto as Exhibits (d)(1)–(d)(2) also contain information regarding the subject company.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of This Exchange Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009; Part I, Item 1 (“Financial Statements (Unaudited)” and “Notes to the Consolidated Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010; the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”); and Section 16 (“Additional Information”) is incorporated herein by reference. See Section 16 (“Additional Information”) for more information regarding how to obtain copies of or otherwise review such reports.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	The information set forth in the Exchange Offer under “Risk Factors,” Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated September 20, 2010

(a)(1)(B)	E-Mail to Eligible Optionholders from Talfourd H. Kemper, Jr. dated September 20, 2010

(a)(1)(C)	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(D)	Election Form

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Notice of Withdrawal

(a)(1)(G)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(H)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(I)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(K)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(L)	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(M)	Form of E-Mail to Eligible Optionholders with New Number of Underlying Shares

(a)(1)(N)	Form of Communication to Eligible Optionholders Rejecting the Election to Tender Options under the Exchange Offer

(a)(1)(O)	Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 26, 2010 (SEC File No. 000-52008) and incorporated herein by reference

(a)(1)(P)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010 (SEC File No. 000-52008) and incorporated herein by reference

(b)	Not applicable

(d)(1)	Amended and Restated 2006 Equity Incentive Plan

(d)(2)	Form of Stock Option Agreement under the Amended and Restated 2006 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2006 (SEC File No. 333-131764) and incorporated herein by reference)

(d)(3)	Second Amended and Restated Stock Sale Restriction Agreement by and between the Company and Dale E. Messick dated February 27, 2008 (filed as exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2008 and incorporated herein by reference)

(d)(4)	Second Amended and Restated Stock Sale Restriction Agreement by and between the Company and Scott E. Graeff dated February 27, 2008 (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2008 and incorporated herein by reference)

(d)(5)	Amended and Restated Investor Rights Agreement, dated as of January 13, 2010, by and among the Company, Carilion Clinic and certain other stockholders of the Company, including Dr. Kent Murphy (filed as exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(d)(6)	Letter Agreement with Dr. Kent Murphy dated August 10, 2010

(d)(7)	Securities Purchase and Exchange Agreement by and among the Company and Carilion Clinic (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(d)(8)	Warrant to Purchase Common Stock dated January 13, 2010 by and among the Company and Carilion Clinic (filed as exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(d)(9)	Warrant to Purchase Common Stock dated January 13, 2010 by and among the Company and Carilion Clinic (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUNA INNOVATIONS INCORPORATED

/S/ TALFOURD H. KEMPER, JR.
(Signature)

TALFOURD H. KEMPER JR.,
VICE PRESIDENT AND GENERAL COUNSEL

September 20, 2010
Date

Index to Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated September 20, 2010

(a)(1)(B)	E-Mail to Eligible Optionholders from Talfourd H. Kemper, Jr. dated September 20, 2010

(a)(1)(C)	Form of E-Mail Announcement of Offer to Exchange

(a)(1)(D)	Election Form

(a)(1)(E)	Form of Eligible Option Information Sheet

(a)(1)(F)	Notice of Withdrawal

(a)(1)(G)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet

(a)(1)(H)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal

(a)(1)(I)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer

(a)(1)(J)	Form of Communication to Eligible Optionholders Rejecting the Election Form or Eligible Option Information Sheet Under the Exchange Offer

(a)(1)(K)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer

(a)(1)(L)	Form of Reminder E-Mail to Eligible Optionholders

(a)(1)(M)	Form of E-Mail to Eligible Optionholders with New Number of Underlying Shares

(a)(1)(N)	Form of Communication to Eligible Optionholders Rejecting the Election to Tender Options under the Exchange Offer

(a)(1)(O)	Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 26, 2010 (SEC File No. 000-52008) and incorporated herein by reference

(a)(1)(P)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the Securities and Exchange Commission on August 16, 2010 (SEC File No. 000-52008) and incorporated herein by reference

(b)	Not applicable

(d)(1)	Amended and Restated 2006 Equity Incentive Plan

(d)(2)	Form of Stock Option Agreement under the Amended and Restated 2006 Equity Incentive Plan (filed as an exhibit to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on February 10, 2006 (SEC File No. 333-131764) and incorporated herein by reference)

(d)(3)	Second Amended and Restated Stock Sale Restriction Agreement by and between the Company and Dale E. Messick dated February 27, 2008 (filed as exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2008 and incorporated herein by reference)

(d)(4)	Second Amended and Restated Stock Sale Restriction Agreement by and between the Company and Scott E. Graeff dated February 27, 2008 (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 3, 2008 and incorporated herein by reference)

(d)(5)	Amended and Restated Investor Rights Agreement, dated as of January 13, 2010, by and among the Company, Carilion Clinic and certain other stockholders of the Company, including Dr. Kent Murphy (filed as exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(d)(6)	Letter Agreement with Dr. Kent Murphy dated August 10, 2010

(d)(7)	Securities Purchase and Exchange Agreement by and among the Company and Carilion Clinic (filed as exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(d)(8)	Warrant to Purchase Common Stock dated January 13, 2010 by and among the Company and Carilion Clinic (filed as exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(d)(9)	Warrant to Purchase Common Stock dated January 13, 2010 by and among the Company and Carilion Clinic (filed as exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 15, 2010 and incorporated herein by reference)

(g)	Not applicable

(h)	Not applicable